EXHIBIT 99.1

Almaden to Pursue International Arbitration Against Mexico; Moves to Drop Mexican Lawsuits

VANCOUVER, British Columbia, June 11, 2024 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) announces that further to its press release of March 14, 2024, it has taken the decision to submit its claims to arbitration against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). This decision comes after a consultation meeting held with Mexican officials on May 30, 2024 that did not result in an amicable resolution of the Company’s investment dispute with Mexico. The Company expects to initiate its claims following expiry of the six-month consultation period required under the CPTPP, which commenced on December 14, 2023 (see Almaden press release of December 14, 2023).

A requirement for submitting a claim to arbitration under the CPTPP is that the Company waive its rights to continue legal action in domestic (Mexican) courts. Almaden has therefore instructed Mexican counsel to withdraw from its legal challenge in the Mexican Federal Administrative Court (“TFJA”, see press release of October 16, 2023) and other legal proceedings challenging Mexico’s decisions in respect of the Company’s mineral claims.

Discontinuing the Mexican legal actions will allow Almaden to focus on the arbitration under the CPTPP, which will be adjudicated pursuant to the arbitration rules of the International Centre for Settlement of Investment Disputes (“ICSID”). As noted in the Company’s press release of March 14, 2024, Almaden is pursuing this arbitration together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries, and based on a preliminary estimate will be seeking damages of no less than US$200 million, in the aggregate.

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the nature and potential results of any future consultation, negotiations or settlement between the Company and Mexico, the withdrawal of the Company’s legal challenges before the Mexican courts, the Company’s submission of a CPTPP claim under the ICSID rules, the result and damages of such CPTPP claim before the arbitral tribunal, and related timing of each.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process under the CPTPP; the application of the CPTPP and arbitral decisions thereon; the financial costs associated with filing a claim to arbitration under the CPTPP; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; and changes in the application of standards pursuant to existing laws and regulations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/